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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)
                              (Amendment No. 2)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)

                                   AMERCO
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)



                                  023586100
                               (CUSIP Number)

                              December 31, 2001
           (Date of Event which Requires Filing of this Statement)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [ ]   Rule 13d-1(b)
                   [ ]   Rule 13d-1(c)
                   [X]   Rule 13d-1(d)
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CUSIP No. 023586100				13G

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         James P. Shoen

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)     [ ]
                                                      (b)     [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

           NUMBER OF      5.     SOLE VOTING POWER                   2,232,373
            SHARES
         BENEFICIALLY     6.     SHARED VOTING POWER                         0
           OWNED BY
             EACH         7.     SOLE DISPOSITIVE POWER              2,232,373
          REPORTING
         PERSON WITH      8.     SHARED DISPOSITIVE POWER                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            2,232,373

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
         EXCLUDES CERTAIN SHARES                                           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  10.4

12.      TYPE OF REPORTING PERSON

         IN
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Item 1.
         (a)     Name of Issuer: AMERCO
         (b)     Address of Issuer's Principal Executive Offices:
                 1325 Airmotive Way, Suite 100, Reno, NV  89502

Item 2.
         (a)     Name of Person Filing:  James P. Shoen
         (b)     Address of Principal Business Office or, if None, Residence:
                 1325 Airmotive Way, Suite 100, Reno, NV  89502
         (c)     Citizenship:  U.S.A.
         (d)     Title of Class of Securities:  Common Stock
         (e)     CUSIP Number: 023586100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether The person filing is a:

         Not Applicable.

Item 4.  Ownership
         (a)     Amount Beneficially Owned:                          2,232,373
         (b)     Percent of Class:                                        10.4
         (c)     Number of shares as to which such person has:
                 (i)     sole power to vote or to direct the vote    2,232,373
                 (ii)    shared power to vote or to direct the vote          0
                 (iii)   sole power to dispose or to direct the
                         disposition of                              2,232,373
                 (iv)    shared power to dispose or to direct the
                         disposition of                                      0

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.
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Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         Not Applicable.



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002



                                                 /S/ JAMES P. SHOEN
                                                 ------------------------------
                                                 JAMES P. SHOEN